SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F ☑ Form 40-F ☐

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ☐ No ☑

MANAGEMENT’S REPORT FOR THE THREE MONTHS AND NINE MONTHS ENDED
SEPTEMBER 27, 2002 PREPARED IN ACCORDANCE WITH US GAAP.

You should read the following discussion of our financial condition and results of operations in conjunction with the accompanying unaudited condensed consolidated financial statements and footnotes along with the cautionary statements at the end of this section.

Overview of our business

Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company. We are one of the largest bottlers of non-alcoholic beverages in Europe and the second largest bottler of the products of The Coca-Cola Company in the world in terms of sales volume, operating in 26 countries with a total population in excess of 500 million.

Our products include both carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. For the nine months ended September 27, 2002, CSDs accounted for 85% and non-CSDs accounted for 15% of our sales volume.

Basis of presentation

For purposes of our discussion and analysis of the results of our operations, we have presented unaudited pro forma financial information for the nine months ended September 28, 2001, prepared in accordance with US GAAP, along with our actual results. We believe that the pro forma information provides a more useful measure of comparative financial performance.

The unaudited pro forma financial information for the nine months ended September 28, 2001 assumes that the acquisitions from The Coca-Cola Company of its interests in the bottling operations in the Russian Federation and of its Baltic bottling operations occurred on January 1, 2001.

We define cash operating profit as operating income before deductions for depreciation (included both in cost of sales and selling, delivery and administrative expenses) and amortization of intangible assets.

	Period ended September 28, 2001 (Euro in millions)

	Coca-Cola
	Hellenic Bottling						Coca-Cola
	Company as	Coca-Cola	Coca-Cola				Hellenic Bottling
	reported under	Molino	Eurasia		Pro forma		Company
	US GAAP	Beverages	Bottlers	Baltics	Adjustments		pro forma

Net sales	2,612.4	48.7	146.8	33.4	—		2,841.3

Cost of sales	1,596.2	31.8	98.8	20.3	1.6	(1)	1,748.7

Gross profit	1,016.2	16.9	48.0	13.1	(1.6)		1,092.6

Selling, delivery and administrative expenses	779.4	26.1	53.2	11.2	1.6	(1)	871.5

Amortization of intangible assets	57.7	—	—	—	—		57.7

Operating income (loss)	179.1	(9.2)	(5.2)	1.9	(3.2)		163.4

Interest expense	(58.2)	—	(2.2)	(0.8)	(3.5	)(2)	(64.7)

Other income	6.1	—	—	0.1	—		6.2

Other expense	(4.5)	0.3	0.3	0.9	—		(3.0)

Income tax benefit (expense)	(20.3)	(0.1)	(1.0)	—	2.3	(1)(2)	(19.1)

Share in income (loss) of equity affiliate	(1.0)	5.1	—	(0.6)	—		3.5

Minority interest	(10.6)	—	—	—	—		(10.6)

Net income	90.6	(3.9)	(8.1)	1.5	(4.4)		75.7

(1)	Following the acquisition of Coca-Cola Eurasia Bottlers, fixed assets were adjusted to reflect their fair value. If such an adjustment had occurred on January 1, 2001, this would have resulted in an increase in depreciation of €3.2 million for the period ended September 28, 2001. The related tax benefit of €1.1 million is included based on the Russian statutory corporate tax rate of 35%.

(2)	Interest expense includes €3.5 million representing the additional interest expense that would have resulted if we had assumed, debt on January 1, 2001. This debt consists of €101.5 million of loan notes issued to The Coca - Cola Company as consideration for the acquisition. This also includes an adjustment for the debt acquired of €59.6 million. The interest rate in both cases was 2.94%. The amount of income tax benefit (expense) reflects a €1.2 million tax benefit relating to this additional interest expense based on the Russian statutory corporate income tax rate of 35%.

Results of operations

	Coca-Cola Hellenic Bottling Company			Coca-Cola Hellenic Bottling
	as reported under US GAAP			Company pro forma

	Nine months	Nine months		Nine months
	ended	ended		ended
	September 27	September 28		September 28
	2002	2001	%	2001	%

	(Euro in millions except unit case volume)
Net sales	3,022.6	2,612.4	15.7	2,841.3	6.4

Cost of sales	1,815.9	1,596.2	13.8	1,748.7	3.8

Gross profit	1,206.7	1,016.2	18.7	1,092.6	10.4

Selling, delivery and administrative expenses	919.7	779.4	18.0	871.5	5.5

Amortization of intangible assets	—	57.7	N/A	57.7	N/A

Operating income	287.0	179.1	60.2	163.4	75.6

Interest expense	(49.4)	(58.2)	(15.1)	(64.7)	(20.1)

Other income	9.8	6.1	N/A	6.2	N/A

Other expenses	—	(4.5)	N/A	(3.0)	N/A

Income tax expense	(77.8)	(20.3)	N/A	(19.1)	N/A

Share in income (loss) of equity affiliate	4.4	(1.0)	N/A	3.5	N/A

Minority interest	(11.7)	(10.6)	10.4	(10.6)	10.4

Cumulative effect of accounting change for SFAS No. 142, net of income taxes	(94.0)	—	N/A	—	N/A

Net income (loss)	68.3	90.6	(24.6)	75.7	(9.8)

Cash operating profit	482.5	408.5	18.1	419.6	15.0

Unit case volume	962.4	797.9	20.6	906.9	6.1

Volume

In the first nine months of 2002, our sales volume increased by 20.6% over the first nine months of 2001, on a reported basis. Approximately 68.5% of this increase was attributable to the first time contribution of the Russian bottling operations that were acquired from The Coca-Cola Company on November 23, 2001. An additional 9.2% of this increase was the result of the first time contribution of the Baltic bottling operations that were also acquired from The Coca-Cola Company. The remaining 22.3% of our sales volume growth in the first nine months of 2002, was due primarily to strong sales volume growth across our emerging countries, with the exception of a slight reduction in Nigeria as a result of the macroeconomic slowdown and the consequent negative impact on purchasing power. Our sales volume growth during the first nine months of 2002 was also aided by a sales volume increase of 3.1% among our established countries and 3.3% in our developing countries excluding our operations in Estonia, Lithuania, and Latvia acquired in January 2002.

Net sales

Of the €410.2 million increase in net sales during the first nine months of 2002 compared to the first nine months of 2001, on a reported basis, €120.0 million was due to sales volume growth, €21.1 million was the result of selective price increases, particularly in our established and emerging countries, and €269.1 million was attributable to the first time contribution of the Russian and Baltic bottling operations acquired from The Coca-Cola Company. The decrease in pricing, in terms of average net sales per unit case, from €3.27 in the first nine months of 2001 to €3.14 in the first nine months of 2002, reflected the first time contribution of the Russian and Baltic bottling operations acquired from The Coca-Cola Company. This was because prices of our products in Russia, Estonia, Lithuania and Latvia are generally lower than the weighted average prices for the same products in our other countries. This decrease in pricing, in terms of average net sales per unit case, was partly offset by selective price increases, especially in our established and emerging countries, and a more favorable channel mix.

Of the €181.3 million increase in net sales for the first nine months of 2002 compared to our net sales in the first nine months of 2001, on a pro forma basis, €173.6 million was due to increased sales volume and €7.7 million was due to improved pricing. In the first nine months of 2002, pricing, in terms of average net sales per unit case, increased by €0.01 per unit case over pro forma net sales per unit case of €3.13 in the first nine months of 2001 due to selective price increases and a more favorable channel mix.

Gross profit

Our gross profit margin increased from 38.9% in the first nine months of 2001, on a reported basis, or 38.5%, on a pro forma basis, to 39.9% in the first nine months of 2002, primarily due to sales volume growth, selective price increases, better channel mix and greater production efficiency.

Selling, delivery and administrative expenses

In the first nine months of 2002, selling, delivery and administration costs amounted to €919.7 million, or 30.4% of our net sales, as compared to €779.4 million, or 29.8% in the first nine months of 2001. This increase was in line with our strategy to expand our sales and distribution force and infrastructure in order to strengthen our relationships with our customers, broaden our geographical coverage and increase cold drink availability across our countries and was also due to the first time contribution of the Russian and Baltic operations acquired from The Coca-Cola Company.

On a pro forma basis, selling delivery and administration increased in absolute terms from €871.5 million to €919.7 million but decreased as a percentage of net sales (from 30.7% to 30.4%) due to the reasons discussed above.

Amortization of intangible assets

On January 1, 2002, following adoption of SFAS No. 142, we ceased amortizing our intangible assets. In the first nine months of 2001, amortization of intangible assets amounted to €57.7 million, both on a reported and a pro forma basis.

Operating income

The increase in operating income of €107.9 million or €50.2 million before amortization, on a reported basis, was due to sales volume growth, selective price increases, better channel mix and better production efficiency, partly offset by increased selling, delivery and administrative expenses primarily targeted to strengthening our sales force and expanding cold drink equipment availability. In the first nine months of 2002, operating income increased by €123.6 million or €65.9 million before amortization compared to the first nine months of 2001, on a pro forma basis for the same reasons.

Cumulative effect of accounting change for SFAS No. 142, net of income taxes

The adoption of SFAS No. 142 required us to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets. For this purpose, we compared the fair value of trademarks and other intangible assets to current carrying value. Fair values were derived using discounted cash flow analyses, based on assumptions consistent with our internal planning. The impairment charge resulting from this impairment assessment was €94.0 million, net of deferred income tax benefits. Of this impairment €17.4 million was attributable to our established markets, mainly Switzerland, as a result of a reassessment of our projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market. An additional €76.6 million was attributable to our developing countries. The impairment charge allocated to our developing countries arose mainly in Poland, as a result of a fall in growth expectations due to stagnant economic conditions.

Net income (loss)

A net profit of €68.3 million in the first nine months of 2002, as compared to €90.6 million in the first nine months of 2001, on a reported basis, and €75.7 million, on a pro forma basis, was due to the impairment charge following adoption of SFAS 142.

Reporting segments

The following table provides unit case sales volume information both on a reported and, with respect to our developing and emerging countries, on a pro forma basis and certain financial information, on a reported basis only, for our three business segments as well as our corporate center for the third quarter and nine months ended September 27, 2002 and September 28, 2001 in each case. Internally, our management uses cash operating profit as the main measure in order to allocate resources and evaluate the performance of each of our business segments. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies’ funding requirements.

	Nine months ended

		September 28, 2001
		(except total
		assets as at
	September 27, 2002	December 31, 2001)	Change
	(under US GAAP)	(under US GAAP)%

	(Euro in millions except unit case volume)
Established countries

Unit case volume, reported	404.9	392.6	3.1

Unit case volume, pro forma	404.9	392.6	3.1

Net sales	1,633.0	1,540.7	6.0

Cash operating profit	261.4	257.4	1.6

Total assets	3,712.4	3,574.6	3.9

Developing countries

Unit case volume, reported	200.5	180.1	11.3

Unit case volume, pro forma	200.5	192.7	4.0

Net sales	550.0	504.8	9.0

Cash operating profit	82.6	56.4	46.5

Total assets	1,590.5	1,687.2	(5.7)

Emerging countries

Unit case volume, reported	357.0	225.2	58.5

Unit case volume, pro forma	357.0	321.6	11.0

Net sales	839.6	566.9	48.1

Cash operating profit	138.5	94.7	46.3

Total assets	1,095.6	1,115.7	(1.8)

Corporate

Total assets	1,294.4	1,489.9	(13.1)

Inter-segment

Total assets	(1,627.7)	(1,829.0)	(11.0)

Total

Unit case volume, reported	962.4	797.9	20.6

Unit case volume, pro forma	962.4	906.9	6.1

Net sales	3,022.6	2,612.4	15.7

Cash operating profit	482.5	408.5	18.1

Total assets	6,065.2	6,038.4	0.4

	Three months ended

	September 27, 2002	September 28, 2001	Change
	(under US GAAP)	(under US GAAP)%

	(Euro in millions except unit case volume)
Established countries

Unit case volume, reported	140.6	142.2	(1.1)

Unit case volume, pro forma	140.6	142.2	(1.1)

Net sales	564.7	556.7	1.4

Cash operating profit	99.4	108.4	(8.3)

Developing countries

Unit case volume, reported	76.4	66.8	14.4

Unit case volume, pro forma	76.4	71.9	6.2

Net sales	209.5	189.6	10.5

Cash operating profit	37.1	27.5	34.9

Emerging countries

Unit case volume, reported	137.7	87.3	57.7

Unit case volume, pro forma	137.7	127.0	8.4

Net sales	302.4	246.9	22.5

Cash operating profit	60.4	39.4	53.3

Total

Unit case volume, reported	354.7	296.3	19.7

Unit case volume, pro forma	354.7	341.1	4.0

Net sales	1,076.6	993.2	8.4

Cash operating profit	196.9	175.3	12.3

Established countries

The increase in sales volume by 3% in our established countries for the first nine months of 2002 as compared to the first nine months of 2001 was due primarily to volume growth in Greece (strong performance of our Avra and Amita brands) and in Italy as a result of an expansion of our sales force and increased marketing and promotional activities. In the Republic of Ireland and Northern Ireland, we experienced a strong increase in sales volume as a result of new product launches and strong in-market execution particularly with our water brands.

Volume for the third quarter was 1% below prior year on a pro forma basis. Third quarter volume in our established markets was negatively impacted by exceptionally poor weather conditions across most parts of Europe. With the exception of Ireland, third quarter volume in our established countries was below our expectations.

The increase in net sales by 6% in the first nine months of 2002 compared to the first nine months of 2001 was due primarily to increased sales volume across our established countries and an improvement in pricing in terms of average net sales per unit case. Net sales increased by 1% in the third quarter despite a volume decrease.

Cash operating profit increased in the first nine months of 2002 compared to the first nine months of 2001 due to higher sales volume across our established countries. Despite soft volume performance, we maintained our planned investments, which we believe is in the long term interest of our business.

Developing countries

Sales volume in our developing countries increased by 11% in the first nine months of 2002 compared to the first nine months of 2001 primarily due to the first time contribution of our bottling operations in Lithuania, Estonia and Estonia. Our sales volume increased in the first nine months of 2002 by 4% compared to the first nine months of 2001, on a pro forma basis.

Volume for the third quarter was 76 million unit cases, 6% ahead of prior year on a constant territory basis. In addition to a 16% increase in Poland, third quarter volume in the Baltics was 25% above prior year driven by strong performance of both CSDs and water. Countries south of Poland, such as Hungary, Czech Republic and Croatia suffered from extremely poor weather.

The increase in net sales by 9% in the first nine months of 2002 compared to the first nine months of 2001 was due to the first time contribution of Lithuania, Estonia and Latvia and overall sales volume growth.

Cash operating profit increased by 47% in the first nine months of 2002 compared to the first nine months of 2001 due to improved cost control, the first time contribution of Lithuania, Estonia and Latvia and overall sales volume growth, partly offset by a slight decrease in pricing.

Cash operating profit for the third quarter was €37.1 million up 35% over prior year actuals and up 36% year to date to €82.6 million, on a pro forma basis. All territories had positive cash operating profit growth reflecting our strategy to build sustainable and profitable businesses in these markets.

Emerging countries

The increase in sales volume by 59% in our emerging countries for the first nine months of 2002 reflected primarily the first time contribution of the Russian bottling operations acquired from The Coca-Cola Company. Our sales volume increased in the first nine months of 2002 by 11% compared to the first nine months of 2001, on a pro forma basis. Volume in Russia on a year to date basis grew by 17% over the prior year with strong sales of our core brands and our water products. In Nigeria, the macroeconomic slowdown continued to have a negative impact on purchasing power and resulted in year to date volume being slightly below prior year.

Volume for the third quarter was 138 million unit cases, 9% ahead of prior year on a pro forma basis. This was due to strong growth in all the emerging countries with the exception of Nigeria and Moldova.

Net sales increased by 48% in the first nine months of 2002 compared to the first nine months of 2001, primarily due to strong sales volume growth. Net sales in Russia increased significantly in the first nine months of 2002 reflecting strong sales volume growth, especially in the water market. Higher sales volume and better pricing in Russia was partly attributable to improving economic conditions.

Cash operating profit increased by 46% in the first nine months of 2002 compared to the first nine months of 2001, primarily due to overall strong sales volume growth and improved pricing, partly offset by increased marketing and promotional activities and expansion of our sales force in these countries. In particular, cash operating profit in Russia for the nine months more than doubled against prior year on a pro forma basis.

Liquidity and capital resources

Cash flows provided by operating activities

Our primary source of cash flow is funds generated from operations. In the first nine months of 2002, net cash provided by operating activities amounted to €253.7 million, as compared to €306.4 million in the first nine months of 2001, mainly reflecting an increase in trade accounts receivable and other assets.

Cash flows used in investing activities

Net cash used in investing activities were €299.3 million in the first nine months of 2002 compared to €201.8 million in the first nine months of 2001. Capital expenditures increased from €176.5 million in the first nine months of 2001 to €203.8 million in the first nine months of 2002, in line with our strategy to expand our distribution infrastructure, particularly cold drink equipment. Proceeds from disposal of property, plant and equipment amounted to €21.6 million in the first nine months of 2002, as compared to €16.5 million for the first nine months of 2001.

Cash flows used in/provided by financing activities

Net cash flows provided by financing activities amounted to €74.2 million in the first nine months of 2002, as compared to net cash flow used of €83.0 million in the first nine months of 2001. The 2002 amount reflected proceeds from the issuance of debt of €353.1 million. Included in this was the launch by the Company of a commercial paper program, raising €27 million and US $180 million. The US $180 million issuance was mainly used to repay loan notes due to The Coca-Cola Company in connection with the purchase of its bottling operations in Russia, Estonia, Lithuania and Latvia, with the effect that as at September 27, 2002 there were no loan notes outstanding to The Coca-Cola Company. There were also €89.9 million of short-term debt repayments.

Recent water acquisitions

On July 31, 2002, we announced our acquisition, jointly with The Coca-Cola Company, of 94.5% of the share capital of the Romanian mineral water bottler, Dorna Apemin S.A. We expect to close the acquisition of Dorna Apemin S.A. prior to December 31, 2002.

On July 9, 2002, we announced our acquisition, jointly with The Coca-Cola Company, of the Swiss mineral water bottler, Valser Mineralquellen AG, a private company owned by the Hess Group AG of Bern. The acquisition was successfully closed on September 30, 2002.

2002 Outlook

While recent weather conditions have not been favourable in many of our markets, as reflected in our third quarter volume, we expect 2002 volume growth of 6-7% on a proforma basis and cash operating profit growth of 16-18% versus the 2001 base of €476.3 million.

2003 Guidance

We are in the process of finalizing our plans for 2003. We currently foresee our ability to achieve our long-term objectives for volume growth to be in the range of 6-8% and cash operating profit growth of 10-12%. We will provide additional guidance in February including information on the water acquisitions in Switzerland and Romania. In addition, we will continue to benefit from the operating leverage in our operating income and net income as we implement our profitable revenue strategy.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in amended registration statement on form 20-F filed with the U.S. Securities and Exchange Commission on October 8, 2002 (File No 1-31466). Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Condensed Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Nine Months Ended

	September 27, 2002	September 28, 2001

	(Euros in millions, except per share data)
Net sales	€3,022.6	€2,612.4

Cost of sales	1,815.9	1,596.2

Gross profit	1,206.7	1,016.2

Selling, delivery and administrative expenses	919.7	779.4

Amortization of intangible assets	—	57.7

Operating income	287.0	179.1

Interest expense	(49.4)	(58.2)

Other income	9.8	6.1

Other expenses	—	(4.5)

Income before income taxes	247.4	122.5

Income tax expense	(77.8)	(20.3)

Share of income (loss) of equity method investees	4.4	(1.0)

Minority interest	(11.7)	(10.6)

Net income before cumulative effect of accounting change	162.3	90.6

Cumulative effect of accounting change for SFAS No. 142, net of income taxes	(94.0)	—

Net (loss) income	€68.3	€90.6

Basic and diluted net income per share:

Before accounting change	0.69	0.38

Cumulative effect of accounting change	(0.40)	—

	€0.29	€0.38

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Condensed Consolidated Statements of Income — unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended

	September 27, 2002	September 28, 2001

	(Euros in millions except per share data)
Net sales	€1,076.6	€993.2

Cost of sales	636.7	601.3

Gross profit	439.9	391.9

Selling, delivery and administrative expenses	308.8	276.9

Amortization of intangible assets	—	18.9

Operating income	131.1	96.1

Interest expense	(17.5)	(18.2)

Other income	4.4	2.6

Other expenses	—	(2.3)

Income before income taxes	118.0	78.2

Income tax expense	(30.2)	(22.9)

Share of income (loss) of equity method investees	2.5	(0.1)

Minority interest	(3.0)	(3.0)

Net (loss) income	€87.3	€52.2

Basic and diluted net income per share:	€0.37	€0.22

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Condensed Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	September 27, 2002	December 31, 2001

	(Euros in millions)
Assets

Current assets:

Cash and cash equivalents	€168.7	€141.7

Trade accounts receivable, less allowances of €20.7 in 2002 and €19.1 in 2001	559.8	428.2

Inventories	321.6	277.9

Receivables from related parties	50.1	55.4

Taxes receivable	8.4	9.2

Deferred income taxes	41.1	29.0

Prepaid expenses	100.7	65.3

Other current assets	42.0	60.5

Total current assets	1,292.4	1,067.2

Property, plant, and equipment

Land	92.7	91.3

Buildings	668.1	669.7

Production and other equipment	1,686.4	1,630.4

Returnable containers	219.9	208.9

	2,667.1	2,600.3

Less accumulated depreciation and amortization	(825.9)	(700.6)

	1,841.2	1,899.7

Construction in progress and advances for equipment purchases	52.2	48.7

	1,893.4	1,948.4

Investments in equity method investees	56.9	50.4

Deferred income taxes	145.1	152.6

Other non-current assets	12.4	14.1

Franchise rights, net	2,012.1	2,108.5

Goodwill and other intangibles, net	652.9	697.2

Total assets	€6,065.2	€6,038.4

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Condensed Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	September 27, 2002	December 31, 2001

	(Euros in millions except share data)
Liabilities and shareholders’ equity

Current liabilities:

Short-term borrowings	€276.6	€89.0

Accounts payable	217.2	208.6

Accrued expenses	364.9	311.0

Amounts payable to related parties	86.5	115.1

Loan notes due to The Coca-Cola Company	—	158.2

Deposit liabilities	131.4	122.5

Income taxes payable	76.5	52.9

Deferred income taxes	23.8	50.9

Current portion of long-term debt and capital lease obligations	8.5	6.8

Total current liabilities	1,185.4	1,115.0

Long-term debt, less current portion	1,184.2	1,184.2

Capital lease obligations, less current portion	26.6	20.7

Employee benefit obligations	71.3	70.5

Deferred income taxes	783.5	796.8

Other long-term liabilities	13.5	5.6

Total long-term liabilities	2,079.1	2,077.8

Minority interests	69.4	58.4

Commitments and contingencies

Shareholders’ equity:

Ordinary shares, €0.31 (2001: €0.30) par value: 236,668,596 shares authorized, issued and outstanding	73.4	71.0

Additional paid-in capital	2,154.0	2,154.0

Deferred compensation	(0.5)	(0.4)

Retained earnings	316.0	292.2

Accumulated other comprehensive income	188.4	270.4

Total shareholders’ equity	2,731.3	2,787.2

Total liabilities and shareholders’ equity	€6,065.2	€6,038.4

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Condensed Consolidated Statements of Cash Flows — unaudited

(Prepared in accordance with US GAAP)

	Nine months ended

	September 27,	September 28,
	2002	2001

	(Euros in millions)
Net cash provided by operating activities	€253.7	€306.4

Investing activities

Purchases of property, plant and equipment	(203.8)	(176.5)

Proceeds from disposals of property, plant and equipment	21.6	16.5

Cash payments for acquisitions, net of cash acquired	(117.3)	(42.4)

Proceeds from sale of investments	0.2	0.6

Net cash used in investing activities	(299.3)	(201.8)

Financing activities

Proceeds from issuance of debt	353.1	926.0

Payments on debt	(223.6)	(963.6)

Payments on capital lease obligations	(5.5)	(2.8)

Dividends paid	(49.8)	(42.6)

Net cash (used in) provided by financing activities	74.2	(83.0)

Effect of exchange rates on cash	(1.6)	(1.1)

Net increase in cash and cash equivalents	27.0	20.5

Cash and cash equivalents at beginning of year	141.7	143.3

Cash and cash equivalents at end of period	€168.7	€163.8

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Condensed Consolidated Financial Statements – unaudited

(Prepared in accordance with US GAAP)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals as well as the accounting change to adopt Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and other intangible assets” considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 27, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Coca-Cola Hellenic Bottling Company’s annual report on Form 20-F for the year ended December 31, 2001.

2. Accounting Change

Effective January 1, 2002, the Company adopted SFAS No. 142. For information regarding franchise rights, goodwill and other intangible assets and the impact the adoption of SFAS No. 142 had on our condensed consolidated financial statements, refer to Note 5.

3. Inventories

Inventories consist of the following (in millions):

	September 27, 2002	December 31, 2001

Finished goods	€115.6	€93.7

Raw materials	142.4	124.8

Consumables	60.5	54.3

Other	3.1	5.1

	€321.6	€277.9

4. Acquisitions

On January 2, 2002, as part of the Company’s policy of expansion in the region, the Company completed the acquisition from TCCC of its bottling operations in Lithuania, Estonia and Latvia. The Company paid to TCCC consideration of €7.2 million in the form of loan notes for 100% of these entities. In addition the Company acquired from TCCC long-term debts of €30.1 million owed by the acquired entities to TCCC and incurred transaction costs of €0.1 million. The Company also issued loan notes to TCCC in respect of the acquisition of these debts. All loan notes issued as consideration by the company were repaid during August 2002. As a result of the acquisition, The Company recorded €11.5 million of franchise rights and €1.1 million of goodwill in its developing countries segments. The allocation of the purchase price included in the condensed consolidated financial statements is preliminary and pending further information relating to the fair value of acquired assets.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Condensed Consolidated Financial Statements – unaudited – (Continued)

(Prepared in accordance with US GAAP)

The results of operations of these entities are included in the condensed consolidated statement of income from the date of acquisition. Had the results of this acquisition been included in operations commencing with 2001, the reported results would not have been materially affected.

5. Franchise Rights, Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed annually for impairment. The amortization provisions of SFAS No.142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002.

The adoption of SFAS No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets as of January 1, 2002. The Company compared the fair value of franchise rights and other intangible assets to current carrying value. Fair values were derived using discounted cash flow analyses, based on assumptions consistent with our internal planning. The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0 million. The deferred income tax benefit related to the cumulative effect of this change was €25.0 million.

The Company also reclassified an assembled workforce intangible asset with an unamortized balance of €24.9 million (along with a deferred tax liability of €8.4 million) to goodwill upon adoption.

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

Established countries	€17.4

Developing countries	76.6

Total	€94.0

Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market.

Of the €76.6 million impairment for the developing countries, €49.3 million relates franchise rights and €27.3 relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

The Company’s franchise rights have an indefinite useful life. Consequently, no amortization is recorded on these franchise rights from January 1, 2002.

The following table sets forth the carrying value of intangible assets not subject to amortization from January 1, 2002 (in millions):

	September 27, 2002	December 31, 2001

Unamortized intangible assets:

Franchise rights	€2,012.1	€2,108.5

Goodwill	652.9	672.3

Assembled workforce	—	24.9

Total	€2,665.0	€2,805.7

Coca-Cola Hellenic Bottling Company S.A.

Notes to Condensed Consolidated Financial Statements – unaudited – (Continued)

(Prepared in accordance with US GAAP)

There are no intangible assets that are subject to amortization and no amortization charge was incurred for the nine and three month period ended September 2002. The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance at January 1, 2002	€530.3	€140.9	€1.1	€672.3

Goodwill arising on acquisitions	—	1.1	—	1.1

Impairment charge	(3.3)	(27.3)	—	(30.6)

Reclassification of assembled workforce (net of deferred taxation)	11.4	5.1	—	16.5

Foreign exchange differences	1.6	(8.0)	—	(6.4)

Balance at September 27, 2002	€540.0	€111.8	€1.1	€652.9

The following table summarizes and reconciles net income before cumulative effect of accounting change for the nine and three months ended September 2002 and, 2001, adjusted to exclude amortization expense recognized in such periods related to franchise rights, goodwill, and other indefinite lived intangible assets that are no longer amortized (in millions except per share amounts):

	For the nine months ended		For the three months ended

	September	September	September	September
	27, 2002	28, 2001	27, 2002	28, 2001

Reported net income before cumulative effect of accounting change	€162.3	€90.6	€87.3	€52.2

Add back after-tax amounts:

Franchise rights amortization	—	25.0	—	7.3

Goodwill amortization	—	14.8	—	5.6

Other indefinite lived intangible amortization	—	3.4	—	1.2

Adjusted net income before cumulative effect of accounting change	€162.3	€133.8	€87.3	€66.3

Basic and diluted income per share before accounting change:

Reported net income	€0.69	€0.38	€0.37	€0.22

Franchise rights amortization	—	0.11	—	0.04

Goodwill amortization	—	0.06	—	0.01

Other indefinite lived intangible amortization	—	0.01	—	—

Adjusted basic and diluted net income per share before accounting change	€0.69	€0.56	€0.37	€0.27

Coca-Cola Hellenic Bottling Company S.A.

Notes to Condensed Consolidated Financial Statements — unaudited — (Continued)

(Prepared in accordance with US GAAP)

6. Segment Information

CCHBC has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. CCHBC operates in 26 countries, and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Hungary, Poland, Slovak Republic, Slovenia, Estonia, Lithuania and Latvia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Federal Republic of Yugoslavia, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia and Ukraine

The operations in each segment have similar economic characteristics, production processes, customers, and distribution methods. CCHBC evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating income (loss) before deductions for depreciation and amortization of intangible assets. Information of Company’s segments is as follows (in millions):

	For the nine months ended		For the three months ended

	September	September	September	September
	27, 2002	28, 2001	27, 2002	28, 2001

Sales revenues

Established	€1,633.0	€1,540.7	€564.7	€556.7

Developing	550.0	504.8	209.5	189.6

Emerging	839.6	566.9	302.4	246.9

	€3,022.6	€2,612.4	€1,076.6	€993.2

Cash operating profit

Established	€261.4	€257.4	€99.4	€108.4

Developing	82.6	56.4	37.1	27.5

Emerging	138.5	94.7	60.4	39.4

	482.5	408.5	196.9	175.3

Reconciling items:

Depreciation and amortization	(195.5)	(229.4)	(65.8)	(79.2)

Interest expense	(49.4)	(58.2)	(17.5)	(18.2)

Other income	9.8	6.1	4.4	2.6

Other expense	—	(4.5)	—	(2.3)

Income tax expense	(77.8)	(20.3)	(30.2)	(22.9)

Share of loss of equity method investees	4.4	(1.0)	2.5	(0.1)

Minority interest	(11.7)	(10.6)	(3.0)	(3.0)

Net income before cumulative effect of accounting change	€162.3	€90.6	€87.3	€52.2

Coca-Cola Hellenic Bottling Company S.A.

Notes to Condensed Consolidated Financial Statements — unaudited — (Continued)

(Prepared in accordance with US GAAP)

	September	December
	27, 2002	31, 2001

Established	€3,712.4	€3,574.6

Developing	1,590.5	1,687.2

Emerging	1,095.6	1,115.7

Corporate	1,294.4	1,489.9

Less: Intersegment receivables	(1,627.7)	(1,829.0)

Total assets	€6,065.2	€6,038.4

7. Comprehensive Income

Components of comprehensive (loss)/income for the nine months ended September 27, 2002 is as follows (in millions):

For the nine
months ended
September 27, 2002

Net income	€68.3

Foreign currency translation adjustment	(81.0)

Change in fair value of derivatives net of applicable taxes of €0.9	(0.9)

Total comprehensive (loss)/income	€(13.6)

8. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	For the nine months ended

	September	September
	27, 2002	28, 2001

Numerator:

Net income	€68.3	€87.1

Denominator

Basic and diluted average common shares outstanding	236.7	236.7

9. Seasonality of Business

Operating results for the nine months ended September 27, 2002 are not indicative of the result that may be expected for the year ended December 31, 2002 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Condensed Consolidated Financial Statements — unaudited — (Continued)

(Prepared in accordance with US GAAP)

10. Share Capital

Following the decision taken at the Annual General Meeting on May 20, 2002, the authorized share capital of the Company was increased by €2.4 million through the capitalization of reserves as mandated by Greek law. As a result of this capitalization, the par value of the shares was increased from €0.30 to €0.31.

11. Dividend

A dividend of 18 Euro cents per share (totaling €42.6 million) for the year ended December 31, 2001 was approved at the Annual General Meeting on May 20, 2002 and paid to the Company’s shareholders in June.

12. Recent Acquisitions

On July 9, 2002, the Company announced its acquisition, jointly with TCCC, of the Swiss mineral water bottler, Valser Mineralquellen AG (“Valser”), a private company owned by the Hess Group AG of Bern. The acquisition comprises a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities at Vals and Zizers. The acquisition was successfully closed on September 30, 2002.

On July 31, 2002, the Company announced its intention to acquire jointly with TCCC, the majority of the shares in Romania’s premier sparkling natural mineral water company, Dorna Apemin S.A. The purchase agreement represents 94.5% of the shares in Dorna Apemmin S.A. and comprises all brands and products including White Spring, Poiana Negri and Dorna mineral water. We expect to close the acquisition of Dorna Apemin S.A. prior to December 31, 2002.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson

Name: Jan Gustavsson

Title: General Counsel

Date: 14th November, 2002